                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                    --------------
                                    SCHEDULE 14D-9
                                  (AMENDMENT NO. 1)

                        SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d) (4) OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                                    --------------

                                AMERICAN PAGING, INC.
                              (NAME OF SUBJECT COMPANY)

                                AMERICAN PAGING, INC.
                         (NAME OF PERSON(S) FILING STATEMENT)

                       COMMON SHARES, PAR VALUE $1.00 PER SHARE
                            (TITLE OF CLASS OF SECURITIES)

                                       02882K10
                                       --------
                        (CUSIP NUMBER OF CLASS OF SECURITIES)
                                    --------------


                        Terrence T. Sullivan  (612) 623-1027
                               American Paging, Inc.
    1300 Godward Street Northeast, Suite 3100, Minneapolis, Minnesota 55413-1767

              ----------------------------------------------------------
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
              TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                    --------------

                                   WITH A COPY TO:

          Richard L. Williams III                  Michael G. Hron
           Vedder Price Kaufman &                  Sidley & Austin
                 Kammholz                      One First National Plaza
             222 N. LaSalle St.                 Chicago, Illinois 60603
          Chicago, Illinois 60601                   (312) 853-7000
              (312) 609-7588

     This Amendment No. 1 (the "Amendment") to the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") amends and supplements the offer by API Merger Corp., a Delaware corporation (the "Purchaser"), and a direct wholly owned subsidiary of Telephone and Data Systems, Inc., a company organized under the laws of Iowa ("TDS"), to purchase all outstanding Common Shares, par value $1.00 per share (the "Common Shares"), of American Paging Inc., a Delaware corporation (the "Company"), at a price of $2.50 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 18, 1998 (the "Offer of Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

      All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby supplemented, restated and amended by adding the following exhibits which were previously incorporated by reference:


(a)(1)    Form of Offer to Purchase dated February 18, 1998.

(a)(2)    Form of Letter of Transmittal.

(a)(3)   Letter to Company Shareholders, dated February 18, 1998.

(a)(4)    Opinion of PaineWebber Incorporated, dated February 10, 1998
(attached as Schedule III to Exhibit (a)(1)).

(a)(5)    Summary Advertisement as published in the Wall Street Journal  on
February 18, 1998.

(a)(6)    Form of Joint Press Release dated February 11, 1998 issued by the
Company and TDS.

(a)(7)   Form of Joint Press Release dated February 18, 1998 issued by the
Company and TDS.

(c)(1)    Agreement and Plan of Merger, dated as of February 11, 1998, among
TDS, Purchaser and the Company.

(c) (2)  Asset Contribution Agreement, dated as of December 22, 1997, among
TDS, TSR Paging, Inc. and TSR Wireless LLC.

(c)(3)  Option Agreement, dated as of December 22, 1997, between TDS and TSR
Wireless LLC.

(c)(4)    Restated Certificate of Incorporation, as amended, of the Company.


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

(c)(5) The Voting Trust Agreement, dated as of June 30, 1989, with respect to TDS Series A Common Shares.

(c)(6)    Exchange Agreement, dated as of January 1, 1994, between the
Company and TDS.

(c)(7) Revolving Credit Agreement, dated as of January 1, 1994, between the Company and TDS.

(c)(8) Amendment to Revolving Credit Agreement, dated March 5, 1997 and effective January 1, 1997, between the Company and TDS.

(c)(9) Amendment to Revolving Credit Agreement, dated January 13, 1998, between the Company and TDS.

(c)(10)  Intercompany Agreement, dated as of January 1, 1994, between the
Company and TDS.

(c)(11) Registration Rights Agreement, dated as of January 1, 1994, between the Company and TDS.

(c)(12) Employee Benefit Plans Agreement, dated as of January 1, 1994, between the Company and TDS.

(c)(14) Amendment to Revolving Credit Agreement, dated February 27, 1995, between the Company and TDS.

(c)(15) Amendment to Revolving Credit Agreement, dated August 10, 1995, between the Company and TDS.

(c)(16) Amendment to Revolving Credit Agreement, dated December 31, 1995, between the Company and TDS.

(c)(17) Amendment to Revolving Credit Agreement, dated April 15, 1996, between the Company and TDS.

(c)(18) Amendment to Revolving Credit Agreement, dated August 2, 1996, between the Company and TDS.

(c)(19) Amendment to Revolving Credit Agreement, dated November 13, 1996, between the Company and TDS.

(c)(20)  Amendment, dated as of November 20, 1992, to The Voting Trust
Agreement with respect to the TDS Series A Common Shares.

(c)(21) Amendment, dated as of May 9, 1991, to The Voting Trust Agreement with respect to the TDS Series A Common Shares.


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

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  March 17, 1998                  AMERICAN PAGING, INC.



                                   By: /s/ TERRENCE T. SULLIVAN
                                      -------------------------------
                                        Name:  Terrence T. Sullivan
                                        Title:    President





                 Signature Page for Amendment No. 1 to Schedule 14D-9

                                     -4-
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

   EXHIBIT NO.            EXHIBIT DESCRIPTION
   ----------             --------------------
     (a)(1)         Form of Offer to Purchase dated February 18, 1998.

     (a)(2)         Form of Letter of Transmittal.

     (a)(3)          Letter to Company Shareholders, dated February 18, 1998.

     (a)(5)         Summary Advertisement as published in the Wall Street
                    Journal  on February 18, 1998.

     (a)(6) Form of Joint Press Release dated February 11, 1998 issued by the Company and TDS.

     (a)(7) Form of Joint Press Release dated February 18, 1998 issued by the Company and TDS.

     (c)(1) Agreement and Plan of Merger, dated as of February 11, 1998, among TDS, Purchaser and the Company.

     (c)(2) Asset Contribution Agreement, dated as of December 22, 1997, among TDS, TSR Paging, Inc. and TSR Wireless LLC.

     (c)(3) Option Agreement, dated as of December 22, 1997, between TDS and TSR Wireless LLC.

     (c)(4) Restated Certificate of Incorporation, as amended, of the Company.

     (c)(5) The Voting Trust Agreement, dated as of June 30, 1989, with respect to TDS Series A Common Shares.

     (c)(6)         Exchange Agreement, dated as of January 1, 1994, between the
                    Company and TDS.

     (c)(7) Revolving Credit Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(8) Amendment to Revolving Credit Agreement, dated March 5, 1997 and effective January 1, 1997, between the Company and TDS.

     (c)(9)         Amendment to Revolving Credit Agreement, dated January 13,
                    1998,  between the Company and TDS.

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


     (c)(10) Intercompany Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(11) Registration Rights Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(12)        Employee Benefit Plans Agreement, dated as of January 1,
                    1994, between the Company and TDS.

     (c)(14)        Amendment to Revolving Credit Agreement, dated February 27,
                    1995, between the Company and TDS.

     (c)(15)        Amendment to Revolving Credit Agreement, dated August 10,
                    1995, between the Company and TDS.

     (c)(16)        Amendment to Revolving Credit Agreement, dated December 31,
                    1995, between the Company and TDS.

     (c)(17)        Amendment to Revolving Credit Agreement, dated April 15,
                    1996, between the Company and TDS.

     (c)(18)        Amendment to Revolving Credit Agreement, dated August 2,
                    1996, between the Company and TDS.

     (c)(19)        Amendment to Revolving Credit Agreement, dated November 13,
                    1996, between the Company and TDS.

     (c)(20)        Amendment dated, as of November 20, 1992, to The Voting
                    Trust Agreement with respect to the TDS Series A Common
                    Shares.

     (c)(21)        Amendment, dated as of May 9, 1991, to The Voting Trust
                    Agreement with respect to the TDS Series A Common Shares.


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